

By Electronic Mail

May 9, 2019

Filer Support Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Barclays Bank PLC
        Issuer CIK: 0000312070
        Issuer File Number: 333-212571
        Form Type: 8-A12B
        Filing Date: May 9, 2019

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Barclays ETN+ Select MLP ETN (ATMP)
- iPath® S&P MLP ETN (IMLP)
- Barclays Return On Disability ETN (RODI)
- Barclays Women in Leadership ETN (WIL)
- iPath® S&P 500 Dynamic VIX ETN (XVZ)
- Barclays ETN+ S&P VEQTOR ETN (VQT)
- iPath® US Treasury Steepener ETN (STPP)
- iPath® US Treasury Flattener ETN (FLAT)
- iPath® US Treasury 2-year Bull ETN (DTUL)

- iPath® US Treasury 2-year Bear ETN (DTUS)
- iPath® US Treasury 5-year Bull ETN (DFVL)
- iPath® US Treasury 5-year Bear ETN (DFVS)
- iPath® US Treasury 10-year Bull ETN (DTYL)
- iPath® US Treasury 10-year Bear ETN (DTYS)
- iPath® US Treasury Long Bond Bear ETN (DLBS)
- Barclays Inverse US Treasury Composite ETN (TAPR)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.



Sincerely,

Bianca Stodden

Bianca Stodden
Initial Listing Analyst